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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Connecticut Business and Industry Association (CBIA) Selects iBOLT Integration Suite From Magic Software

iBOLT To Integrate CRM, Accounting, Benefits Administration and Association Management Business Processes Across Platforms Using Web Services In A Service-Oriented Architecture

Irvine, California (May 19, 2004) Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology announced today that the Connecticut Business and Industry Association (CBIA), one of the largest state business organizations in the United States, has acquired the iBOLT Integration Suite to automate business processes and enhance integration of existing information technology systems.

The iBOLT (www.magicsoftware.com/ibolt) system will be used to manage business processes between a number of existing applications, including accounting, health insurance, customer relationship management (CRM) and association management software running across multiple platforms and databases.

 “iBOLT provides an orderly process for managing business processes using Web services by separating the underlying business logic from the presentation layer regardless of platform,” said Tom Day, chief information officer for CBIA. “The iBOLT Integration Suite will bring us the benefits of reusability and stability through loosely coupled real-time and non-real time interfaces.”

With 10,000 member companies CBIA acts as the voice of business and industry in Connecticut. CBIA public policy staff works with state legislators and officials to help shape specific laws and to promote a regulatory system that responds to businesses’ needs. In addition, CBIA provides businesses with consulting and other services including health, retirement and workplace safety programs.

The iBOLT implementation will integrate Microsoft Great Plains accounting software running in Windows, SBPA Systems Group Benefits Administration Systems on Open VMS, a Lotus Notes based CRM system and the Protech association management system. Utilizing the eDeveloper development module included within the iBOLT Studio, CBIA has already implemented systems for managing processes triggered by the CRM system in an automation queue, while handling exceptions and human workflow.

"We are delighted to see an advanced business technology such as iBOLT utilized by CBIA, a large and prestigious business organization with a proud 175-year history," said Oren Inbar, CEO of Magic Software Enterprises’ North American subsidiary. "iBOLT integrates a wide array of systems enabling smooth business processes. The key benefit of iBOLT is business on demand. Information is available whenever required through a combination of synchronous real time processing, near real-time batch processing and scheduled activities."

The iBOLT Integration Suite includes iBOLT Studio for business process modeling, integration flow design, and composite application development. The iBOLT Server can bridge processes from a wide variety of technology environments including Microsoft .NET, Java 2 Enterprise Edition (J2EE) and legacy computer systems such as mainframe and midrange computers utilizing outdated green screen interfaces including 3270, 5250 and VT. In addition, iBOLT provides emulation and monitoring capabilities so that bottlenecks and problem areas can be easily identified in business processes.

About CBIA

CBIA is one of the largest statewide business organizations in the country, with 10,000 member companies acting as the voice of business and industry in Connecticut. CBIA public policy staff works with state legislators and officials to help shape specific laws and to promote a regulatory system that responds to businesses’ needs. CBIA has represented Connecticut businesses for more than 175 years.

About Magic Software Enterprises

Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. Magic’s North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone: (949) 250-1718, fax: (949) 250-7404, www.magicsoftware.com.  Magic’s EMEA headquarters is located at Pelmolen 17 3994 XX Houten in the Netherlands, telephone: +31-30-656 6266, fax: +31-30-656 6277.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: May 19, 2004